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SEC FILE NUMBER
8-49478

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COLONY PARK FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 Georgetown Square, Suite 757
(No. and Street)

Dunwoody	**Georgia**	**30338**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Reinstein	**(770) 886-3993**
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

KH 4/20

KH 4/20

COLONY PARK FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

COLONY PARK FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

OATH OR AFFIRMATION

I, **Mark E. Reinstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Colony Park Financial Services, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

M. E. Reinstein
Signature

President
Title

Subscribed and sworn to before me this

3rd day of Feby, 2012


"OFFICIAL SEAL"
ALAN R. JURASKA
Notary Public, State of Illinois
My Commission Expires 08/20/12

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements for Brokers and DealersUnder Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
Colony Park Financial Services, LLC

We have audited the accompanying statement of financial condition of Colony Park Financial Services, LLC, (the "Company") as of December 31, 2011 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colony Park Financial Services, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 3, 2012

Colony Park Financial Services, LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	95,130
Receivable from clearing broker		90,487
Commissions Receivable		57,180
Furniture and equipment, at cost (net of accumulated depreciation of $36,587)		-
Other		1,123
	$	243,920

Liabilities and Members' Equity

Liabilities:		
Commissions and salary payable	$	156,145
Accounts payable and accrued expenses		6,943
		163,088
Members' equity		80,832
	$	243,920

See accompanying notes.

Colony Park Financial Services, LLC

Statement of Operations

Year Ended December 31, 2011

Revenues		
Commissions	$	1,995,241
Expenses		
Commissions, execution, clearing, and regulatory fees		1,456,404
Professional fees		67,813
Compensation and benefits		413,656
Other operating		73,717
		2,011,590
Net (loss)	$	(16,349)

See accompanying notes.

Colony Park Financial Services, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2011

		Total
Balance at January 1, 2011	$	97,181
Net (loss)		(16,349)
Balance at December 31, 2011	$	80,832

See accompanying notes.

Colony Park Financial Services, LLC

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities		
Net (loss)	$	(16,349)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing broker		(1,958)
Commissions Receivable		25,674
Other		-
Increase (decrease) in operating liabilities:		
Commissions and salary payable		82,552
Accounts payable and accrued expenses		(2,047)
Net cash provided by operating activities		87,872
Net increase in cash		87,872
Cash at beginning of year		7,258
Cash at end of year	$	95,130

See accompanying notes.

---

1. Organization and Business

Colony Park Financial Services, LLC (the "Company"), was organized in the State of Georgia on June 27, 1996. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary revenue is from trading securities and from selling mutual funds and variable annuities.

2. Summary of Significant Accounting Policies

Revenue Recognition
Commission income and related expenses from securities transactions are recorded on a settlement date basis that does not differ materially from the trade date basis. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at December 31, 2011, nor material to the results of its operations for the year then ended.

Income Taxes
For income tax reporting purposes, the Company is a limited liability company, therefore, no federal income tax is provided in the Company's financial statements and the members will be responsible for income taxes, if any, on an individual basis.

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies, Continued

Fixed Assets
Property and equipment are stated at historical cost and are depreciated on an accelerated basis that approximates straight line. All assets were fully depreciated as of December 31, 2011.

3. Fair Value Disclosure

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation

At December 31, 2011, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC topic 820.

4. Receivable from Clearing Broker

The Company has a three party clearing agreement with Western International Securities Inc. ("Western International") and JP Morgan Clearing Company ("JPMCC"). At December 31, 2011, the receivable includes $90,487 of cash held at Western International.

5. Employee Benefit Plan

The Company adopted a simplified employee pension individual retirement account plan ("SEP IRA") in 2004 for its salaried employee. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, and limited to 25% of the employee's total compensation for the year or $49,000. The Company has elected not to make contributions to the plan for the year ended December 31, 2011.

6. Off-Balance Sheet Risk

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

7. Credit Concentration

At December 31, 2011, a significant credit concentration consisted of 150% of the net equity of the Company with one of the Company's clearing brokers, JPMCC being held through Western International. These amounts are included in receivable from clearing broker and commissions receivable. Management does not consider any credit risk associated with this net receivable to be significant.

8. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under noncancelable leases that expire through December 31, 2013.

At December 31, 2011, the aggregate minimum annual rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2012	14,300
2013	14,700
	$ 29,000

Rental expense charged to operations for the year ended December 31, 2011 totaled $12,724.

9. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2011, the Company had net capital and net capital requirements of $71,257 and $50,000, respectively.

10. Subsequent Events

Management has evaluated events and transactions from January 1, 2012 through February 3, 2012, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Colony Park Financial Services, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2011

Computation of net capital		
Total members' equity		$ 80,832
Deduct members' equity of not allowable for Net Capital		0
Total members' equity qualified for net capital		80,832
Deductions and /or charges:		
Nonallowable assets:		
Commissions Receivable	$ 8,238	
Other	1,123	(9,361)
Net capital before haircuts on securities positions		71,471
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 214	(214)
Net capital		$ 71,257
Computation of basic capital requirement		
Minimum net capital required (greater of $50,000 or 6 ⅔% of aggregate indebtedness)		50,000
Net capital in excess of net capital requirement		$ 21,257
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 163,088
Ratio of aggregate indebtedness to net capital		% 229

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2011.

See accompanying notes.

Colony Park Financial Services, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

Colony Park Financial Services, LLC

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

Colony Park Financial Services, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Colony Park Financial Services, LLC

In planning and performing our audit of the financial statements of Colony Park Financial Services, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them to management and those charged with governance on February 3, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we identified the following deficiency in internal control that we consider to be a material inadequacy.

Colony Park Financial Services LLC's net capital for an ongoing period was overstated due to an incorrect interpretation by the Company that receivables from broker dealers were allowable assets whether or not the receivables were due from commissions or advisory fees as long as the cash was received within thirty days of the date the receivables were earned. However, Financial Industry Regulatory Authority ("FINRA")'s interpretation is that receivables from broker dealers for advisory fees are allowable to the amount that is payable to registered representatives. We note that, if the Company had computed net capital properly with each FOCUS filing, the Company would have remained in compliance with the net capital requirements Rule 15c3-1 of the SEC. The Company has since corrected the calculation method and net capital computations and as of December 31, 2011 remained in compliance with the net capital requirements Rule 15c3-1 of the SEC.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 3, 2012



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Colony Park Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Colony Park Financial Services, LLC (the "Company") and the Securities and Exchange Commission, SIPC, and Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

February 3, 2012

Colony Park Financial Services, LLC

Schedule of Assessment and Payments Form SIPC-7

December 31, 2011

	Amount	Payment Date
SIPC-7 annual general assessment	$ 1,315	
SIPC-6 payment	753	7/25/2011
SIPC-7 payment	562	2/2/2012
Total Payments	$ 1,315	
Overpayment (amount due)	$ -	